UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

ACCO BRANDS CORPORATION
(Exact name of registrant as specified in its charter)
____________________________

Delaware	001-08454	36-2704017
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Four Corporate Drive Lake Zurich, IL 60047		60047
(Address of principal executive offices)		(Zip Code)

Pamela R. Schneider, Senior Vice President, General Counsel and Secretary: (847) 796-4116
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[ ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report.

Overview

Unless the context indicates otherwise, the terms "ACCO Brands," "we," "its," "us" and "our" refer to ACCO Brands Corporation, a Delaware corporation incorporated in 2005, and its consolidated domestic and international subsidiaries.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the Democratic Republic of the Congo (the "DRC"). We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). To these ends, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.
Work with their suppliers to ensure traceability of Conflict Minerals at least to the smelter or refiner level. Under the Conflict Minerals Policy, ACCO Brands reserves the right to request further evidence of the supply chain down to the mine level.

2.	Source Conflict Minerals only from sources that do not support conflict.

3.	Where possible, source Conflict Minerals from sources that are certified as conflict-free by an independent third-party.

4.
Submit to ACCO Brands on request a completed Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template and provide ACCO Brands with such written certifications and other information concerning the origin of Conflict Minerals included in products and/or components supplied to it as it may request from time to time.

5.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.

6.
Otherwise adopt policies, procedures and systems with respect to Conflict Minerals sourcing consistent with the Conflict Minerals Policy and the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

7.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with the Conflict Minerals Policy.
Applicability of the Conflict Minerals Rule to Our Company
We are a leading global manufacturer and marketer of office, school and calendar products and select computer and electronic accessories. We are required to file this Form SD because some of these products that we manufacture or contract to manufacture contain third-party components or materials that include Conflict Minerals that are necessary to the functionality or production of the products. Conflict Minerals content constitutes a small portion of the materials content of our products and most of our products do not contain any Conflict Minerals.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage responsible sourcing by our supply chain.
Conflict Minerals Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.accobrands.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
For 2013, each of our in-scope products contained at least some Conflict Minerals content for which we were unable to determine the origin. However, none of the Conflict Minerals contained in our in-scope products that were necessary to the functionality or production of the products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation (Registrant)
Date:	June 2, 2014	By:	/s/ Pamela R. Schneider
Name: Pamela R. Schneider
Title: Senior Vice President
General Counsel, and Secretary

INDEX TO EXHIBITS

Exhibit
Number        Description of Exhibit

1.02        Conflict Minerals Report for the calendar year ended December 31, 2013.